UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Pacific Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694552100

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

5 Park Plaza, Suite 950

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 166,452*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 166,452*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 166,452*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.32

14	Type of Reporting Person (See Instructions) PN

* Represents 142,843 shares of common stock of the Company acquired on April, 20 2012 and 23,609 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 1.32% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  All such common stock and Series B-2 shares are held by the Reporting Person.  Excludes 13,900 shares of the Company common stock that would be issued upon the conversion of warrants held by the Reporting Person because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,730,315*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,730,315*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,730,315*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.53%

14	Type of Reporting Person (See Instructions) PN

* Represents 4,058,435 shares of common stock of the Company acquired on April, 20, 2012 and 671,880 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 27.53% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported as outstanding as of February 17, 2012.  All such common stock and Series B-2 shares are held by the Reporting Person.  Excludes 394,934 shares of the Company common stock that would be issued upon the conversion of warrants held by the Reporting Person because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) OO

* Represents 4,201,278 shares of common stock of the Company acquired on April 20,  2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  All such common stock and Series B-2 shares are held by the Reporting Person.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B-2 shares and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which the Reporting Person is the General Partner, and the Reporting Person disclaims beneficial ownership of such shares.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) IN

* Represents 4,201,278 shares of common stock of the Company acquired on April 20, 2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B Stock and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) IN

* Represents 4,201,278 shares of common stock of the Company acquired on April 20, 2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B Stock and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) IN

* Represents 4,201,278 shares of common stock of the Company acquired on April 20, 2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B Stock and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) IN

* Represents 4,201,278 shares of common stock of the Company acquired on April 20, 2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B Stock and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,896,767*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,896,767*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,896,767*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.22%

14	Type of Reporting Person (See Instructions) IN

* Represents 4,201,278 shares of common stock of the Company acquired on April 20, 2012 and 695,489 issuable upon conversion of the shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 28.22% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 12,454,045 shares of common stock reported outstanding as of February 17, 2012.  Excludes 408,834 shares of the Company common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  All such shares of common stock, Series B Stock and warrants are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares..

Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock of Pacific Mercantile Bancorp (the “Company”), 949 South Coast Drive, Suite 300, Costa Mesa, California.

Item 2.   Identity and Background.

Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP (the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 5 Park Plaza, Suite 950, Irvine, CA 92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 5 Park Plaza, Suite 950, Irvine, CA 92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner. The address of their principal offices is 5 Park Plaza, Suite 950, Irvine, CA 92614-8527. Each is a United States citizen.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming, Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On April 20, 2012, the Funds acquired an aggregate of 4,201,278 shares of the Company’s common stock (the “Purchased Common Shares”) and warrants to purchase 408,834 shares of common stock (the “Warrants Shares”) pursuant to an Amended and Restated Common Stock Purchase Agreement dated as of February 28, 2012 by and among the Funds and the Company. The Funds paid a total of $26,351,104 to acquire such common stock and warrants. The source of funds for the purchase price was the working capital of the Funds.

Previously, on August 26, 2011, the Funds acquired an aggregate of 37,000 shares of the Company’s Series B-2 Convertible 8.4% Noncumulative Preferred Stock (the “Series B-2 Preferred”) pursuant to a Stock Purchase Agreement dated as of August 26, 2011 by and among SBAV LP, a Delaware limited partnership, the Funds and the Company. The Funds paid a total of $3,700,000 to acquire the Series B-2 Preferred. The source of funds for the purchase price was the working capital of the Funds.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the Purchased Common Shares and the Series B-2 Preferred for investment purposes. The Reporting Persons will continue to review their investment in the Company. The Reporting Persons intend to engage in discussions relating to opportunities for enhancing shareholder value and other matters relating to the business and affairs of the Company, including with members of the Company’s management and board of directors and potentially, other shareholders and third parties. These discussions may include engaging with the Company on a review of its management, assets and strategies and corporate transactions. In addition, depending upon the results of such reviews and discussions and other factors that the Reporting Persons deem relevant to an investment in the Company, the Reporting Persons may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease the Reporting Persons’ investment in the Issuer or the value of their investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D. However, the Reporting Persons may choose not to engage or to cease discussions at any time.

Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial and regulatory conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities now held or hereafter acquired.

Concurrently with the closing of the transactions contemplated by the Amended and Restated Common Stock Purchase Agreement by and among the Funds and the Company, the Funds and the Company entered into an Registration Rights Agreement, an Amended and Restated Investor Rights Agreement and Common Stock Purchase Warrants.

The Registration Rights Agreement entitles the Funds to have the Company, at the Company’s expense, register the Purchased Common Shares and any Warrant Shares for resale, under the Securities Act of 1933.

The Common Stock Purchase Warrants, if and when they become exercisable, entitle the holders to purchase up to an aggregate of 408,834 shares of common stock from the Company at an exercise price of $6.26 per share. The warrants would only become exercisable if the Company completes an acquisition of an insured depository institution or its parent having assets of $250 million or more by merger, purchase of outstanding shares or the purchase and assumption of all or substantially all of its assets and liabilities.   The warrants terminate four years after the date of issuance.

The Amended and Restated Investor Rights Agreement permits the Funds to designate three representatives to serve on the Boards of Directors of each of the Company and its wholly owned subsidiary, Pacific Mercantile Bank, subject to approval by the Company’s shareholders, at the next annual shareholders meeting, of a Bylaw amendment increasing the maximum number of the Company’s directors to 13. Until such time, the Funds are entitled to Company Board observation rights. In addition, if the Company sells any voting shares during the four years following the Fund’s purchase of the Purchased Common Shares, (other than in certain transactions described in the Amended and Restated Investor Rights Agreement), the Funds have a first right of refusal to purchase a pro rata portion of those shares based on their then current percentage ownership of the Company’s outstanding voting shares in order to preserve their current percentage ownership.

The foregoing summaries of the Amended and Restated Common Stock Purchase Agreement, the Registration Rights Agreement, the Amended and Restated Investor Rights Agreement, the Common Stock Purchase Warrants and the terms of the Series B Preferred are not intended to be complete and are qualified in their entirety by reference to the full text of the documents referenced as Exhibits 1 through 7 to this Schedule 13D.

Item 5.   Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 12,454,045 outstanding shares of Common Stock of the Company as of February 17, 2012, plus the Purchased Shares, (ii) assumes the conversion into common stock of all of the Series B-2 Shares and (iii) excludes 408,834 shares of the common stock that could be acquired upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Carpenter Community BancFund, LP (1)	166,452	1.32%
Carpenter Community BancFund-A, LP (2)	4,730,315	27.53%
Carpenter Fund Manager GP, LLC (3)	4,896,767	28.22%
Edward J. Carpenter (4)	4,896,767	28.22%
John D. Flemming (4)	4,896,767	28.22%
Howard N. Gould (4)	4,896,767	28.22%
Arthur A. Hidalgo (4)	4,896,767	28.22%
James B. Jones (4)	4,896,767	28.22%

(1) Includes 142,843 shares of common stock currently held and an additional 23,609 shares of common stock issuable upon conversion of 1,256 shares of Series B-2 Preferred held by the Reporting Person, which vote with the outstanding shares on an as-converted basis. Excludes 13,900 shares of the common stock that could be acquired upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.

(2) Includes 4,058,435 shares of common stock currently held and an additional 671,880 shares of common stock issuable upon conversion of 35,744 shares of Series B-2 Preferred held by the Reporting Person, which vote with the outstanding shares on an as-converted basis. Excludes 394,934 shares of the common stock that could be acquired upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.

(3) Includes 4,201,278 shares of common stock and an additional 695,489 shares of common stock issuable upon conversion of 37,000 shares of Series B-2 Preferred held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP. The Reporting Person disclaims beneficial ownership of such shares.

(4) Includes 4,201,278 shares of Common Stock currently owned and 695,489 shares of common stock issuable upon conversion issuable upon conversion of 37,000 shares of Series B-2 Preferred held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner. The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Company’s Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As set forth in Item 4 above, in connection with the issuance of the Series B-2 Preferred on August, 26, 2011, the Funds entered into the Stock Purchase Agreement, which is referenced as Exhibit 1 to this Schedule 13D (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K filed on August 30, 2011).

The rights and privileges of the Series B-2 Preferred are contained in a Certificate of Determination, which is referenced as Exhibit 2 to this Schedule 13D (which incorporates by reference Exhibit 3.1 to the Company’s Form 8-K filed on August 22, 2011).

The Amended and Restated Common Stock Purchase Agreement pursuant to which the Funds acquired the Purchased Shares is referenced as Exhibit 3 to this Schedule 13D (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012).

The form of Common Stock Purchase Warrant potentially entitling the Funds to purchase the Warrant Shares, subject to certain conditions, is referenced as Exhibit 4 to this Schedule (which incorporates by reference the form of warrant included as Exhibit B to the Amended and Restated Common Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012).

A Registration Rights Agreement dated August 26, 2011, by and among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and the Company, pursuant to which the Company agreed to register the common shares issued upon conversion of the Series B Preferred is referenced as Exhibit 5 to this Schedule (which incorporates by reference Exhibit 10.4 to the Company’s Form 8-K filed on August 30, 2011).

The Registration Rights Agreement is referenced as Exhibit 6 to this Schedule 13D (which incorporates by reference Exhibit 10.3 to the Company’s Form 8-K filed on March 2, 2012).

The Amended and Restated Investor Rights Agreement is attached as Exhibit 7 to this Schedule 13D (which incorporates by reference Exhibit 10.2 to the Company’s Form 8-K filed on March 2, 2012).

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

Reference is made to the Exhibit Index to this Schedule 13D, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:      April 20, 2012

CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

CARPENTER FUND MANAGER GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Stock Purchase Agreement, dated August 26, 2011 among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and Pacific Mercantile Bancorp (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on August 30, 2011)

2

Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series B-1 Preferred Stock and Series B-2 Preferred Stock (incorporated by reference Exhibit 3.1 to the Form 8-K filed by the Company on August 22, 2011)

3

The Amended and Restated Common Stock Purchase Agreement pursuant among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and Pacific Mercantile Bancorp (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012)

4	Form of Warrant (incorporated by reference Exhibit B to the Amended and Restated Common Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012)

5

Registration Rights Agreement dated August 26, 2011, by and among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.4 to the Company’s Form 8-K filed on August 30, 2011).

6

Registration Rights Agreement dated February 28, 2012, by and among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.3 to the Company’s Form 8-K filed on March 3, 2012)

7

The Amended and Restated Investor Rights Agreement dated February 28, 2012 , by and among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on March 2, 2012)

8

Joint Filing Agreement, dated April 20, 2012, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Fund Manager GP, Edward J. Carpenter, John D. Flemming, Howard Gould, Arthur A. Hidalgo and James B. Jones

9	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter

10	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming

11	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould

12	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo

13	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones